UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

São Paulo, April 19, 2022 - Assaí Atacadista [B3: ASAI3; NYSE: ASAI] announces its sales performance for the first quarter of 2022 (1Q22). The information herein is preliminary, unaudited and, thus, subject to review. Variations are calculated in comparison to the same period of the previous year, except where stated otherwise. All comments on the performance of same-store sales are adjusted for calendar effect.

•	Strong gross sales acceleration, reaching R$ 12.5 billion, up R$ 2.1 billion on 1Q21;
•	Net sales amounted to R$ 11.4 billion, expanding +21.1% on 1Q21 (vs. +8.1% on 4Q21), mainly due to:
-	High performance of 32 stores opened in the last 12 months: +15.4%; and
-	Evolution in same-store sales trend (+6.7%), accelerating throughout the quarter and reaching double-digit growth in the accumulated of February and March, despite the strong comparison base (+11.2%) and persistent trade-down movements from customers;
•	From the 10 organic stores planned for 2022, 4 were opened in 1Q22 and 6 are currently under construction;
•	Progress in hypermarket conversions process: 60 commercial points already in possession of Assaí, located in central, mature and densely populated areas of large capitals and major cities. Around 40 stores, expected to be opened in the 2nd semester of 2022, are already under construction;
•	Strengthening of digital initiatives, available in 55 cities of 17 states: sales via Cornershop more than doubled compared to 4Q21 and partnership with Rappi rollout.

STRONG SALES GROWTH AND ACCELERATION IN SAME-STORE SALES

Net Sales amounted to R$ 11.4 billion in the 1Q22, a record for the first quarter, representing an increase of R$ 2.0 billion when compared to the same period of 2021 and a +21.1% growth, which represents a strong acceleration compared to 4Q21 performance (+8.1%). This result reflects the strong performance of the 32 stores opened in the last 12 months (+15.4%) as well as the robust performance of same-store sales (+6.7%), which evolved during the quarter and reached double-digit growth in the accumulated of February and March.

In 1Q22, same-store sales improved significantly, despite the strong double-digit comparison base (+11.2%), supported by the fast adjustments on assortment and the successful commercial strategy, very attentive to market trends and consumer preferences.

ORGANIC EXPANSION CONTINUATION AND FAST PROGRESS IN HYPERMARKET CONVERSIONS

During 1Q22, Assaí opened 4 new stores, of which 2 in the North and 2 in the Northeast, expanding the footprint in regions with high growth potential. In the last 12 months, 32 stores were inaugurated, which represents an expansion of 22% in total sales area and attests the Company’s top-notch execution capacity. Currently, there are 216 Assaí stores in operation with total sales area of 986 thousand sqm.

Assaí continues to advance in its expansion strategy: 6 organic stores are currently under construction and the conversion process of Extra Hiper stores progress rapidly. At the end of March 2022, 60 commercial points were in Assaí possession. The remaining 10 commercial points are pending fulfillment of the conditions required for concluding the transaction.

According to the stores’ list attached, the hypermarket conversions will enable Assaí to consolidate its presence in 16 state capitals and major cities through locations in mature and densely populated areas. The conversion schedule is on track: around 40 stores, which are expected to be opened in the 2nd semester of 2022, are already under construction.

The hypermarket conversions to be carried out during 2022 and 2023 have high performance potential, as confirmed by the successful performance of the conversions carried out in recent years. The Extra Hiper stores converted into Assaí throughout the last 12 months achieved an average sales uplift of 3x when compared to the sales under the hypermarket format.

DIGITAL INITIATIVES ADVANCING RAPIDLY

Online sales offer greater convenience for Assaí customers. Currently, clients in 55 cities of 17 states can shop using the app Cornershop by Uber or Rappi. The partnership with Cornershop, implemented in August 2021, continues to register rapid growth, with sales improving 6x compared to the project’s initial rollout and more than doubling in relation to 4Q21.

APPENDIX - LIST OF 60 COMMERCIAL POINTS TO BE CONVERTED INTO ASSAÍ:

	Store	FU	City	Address	Sales Area (‘000 sq. m.)
1	Farol	AL	Maceió	Av. Fernandes Lima, 4000	5,596
2	Maceió	AL	Maceió	Av. Comendador Gustavo Paiva, 3159	7,263
3	Rótula	BA	Salvador	Av. Antonio Carlos Magalhães, 6365	5,720
4	Paralela	BA	Salvador	Av. Gov. Luis Viana Filho, 3056	7,328
5	Vasco Da Gama	BA	Salvador	Av. Vasco da Gama, 828	6,547
6	Parangaba	CE	Fortaleza	Av. Senador Távora, 44	5,643
7	Montese	CE	Fortaleza	Av. Dos Expedicionarios, 4444	7,663
8	Mister Hull	CE	Fortaleza	Av. Mister Hull, 4300	5,646
9	Taguatinga	DF	Brasília	Aguas Claras - Qs-03 - Rua 420 - Lt-04	7,289
10	Brasilia Park	DF	Brasília	Smas, S/N,Trecho 3 Conj 5 Guara	6,551
11	Brasilia Norte	DF	Brasília	Stn S/N Lote Asa Norte	9,012
12	Brasilia Sul	DF	Brasília	Rua Sia Tr 12 Lt 105	7,281
13	Ceilândia	DF	Brasília	Qnm 11 Lote 06 S/N Loja E Mezanino Ceilandia	5,940
14	Goiânia	GO	Goiânia	Av. Portugal,S/N Qda L22 Setor Maris Setor	6,453
15	Belvedere	MG	Belo Horizonte	Rua Maria Luiza Santiago, 110	7,442
16	BH	MG	Belo Horizonte	Av. Francisco Sales 898	6,425
17	Minas Shopping	MG	Belo Horizonte	Av. Cristiano Machado, 4000	7,655
18	Joaquim Murtinho	MS	Campo Grande	R. Joaquim Murtinho, 3167	4,243
19	Campina Grande	PB	Campina Grande	Av. Prefeito Severino B. Cabral, 1339	4,815
20	J. Pessoa Tambaú	PB	João Pessoa	Av.Epitacio Pessoa, 1277	4,989
21	Boa Viagem	PE	Recife	Av. Eng Domingos Ferreira, 1818	6,653
22	Benfica	PE	Recife	Rua Benfica, 175	7,040
23	Teresina	PI	Teresina	Av. Presidente Kennedy, 501	5,625
24	Curitiba Kennedy	PR	Curitiba	Av. Presidente Kennedy, 1000	5,650
25	Curitiba Alto Da XV	PR	Curitiba	Av. Mal Humb.De Alen. C. Branco, 230	5,990
26	Maracanã	RJ	Rio de Janeiro	R. Jose Higino, 115	6,073
27	Galeão	RJ	Rio de Janeiro	Estr. do Galeao, 2700	7,618
28	São Gonçalo Centro	RJ	São Gonçalo	Av Presidente Kennedy, 429	4,209
29	Carioca	RJ	Rio de Janeiro	Av Vicente de Carvalho, 909	5,080
30	Maria Lacerda	RN	Parnamirim	Av. Maria Lacerda Montenegro	4,475
31	Natal Ponta Negra	RN	Natal	Av Eng Roberto Freire S/N Parte 1	6,287
32	Aracaju	SE	Aracaju	Av. Adélia Franco, 3735	6,718
33	Freguesia Do Ó	SP	São Paulo	Av. Nossa Senhora do O, 1759/2003	6,650
34	Praia Grande Shop	SP	Praia Grande	Av. Ayrton Senna da Silva, 1511	6,130
35	Guarulhos Centro	SP	Guarulhos	Av. Antônio de Souza, 300	5,351
36	Mogi Lar	SP	Mogi das Cruzes	Av. Pref. Carlos F. Lopes, 600	5,688
37	Jaguaré	SP	São Paulo	Av. Corifeu De Azevedo Marques, 4160	7,937
38	Sorocaba Campolim	SP	Sorocaba	Av. Professora Izoraida Marques Peres	5,642
39	Raposo Tavares	SP	São Paulo	Av.Marechal Fiuza de Castro, S/N	5,386
40	Anchieta	SP	São Bernardo do Campo	R. Garcia Lorca, 301	8,449
41	Taboão Da Serra	SP	Taboão da Serra	R. Joao Batista de Oliveira, 47/329	6,847
42	S.J.C. Colinas	SP	São José dos Campos	Av. Jorge Zarur, 100 Jardim Apolo	7,262
43	Interlagos	SP	São Paulo	Av.Sargento Geraldo Santana, 1491	5,811
44	Aeroporto	SP	São Paulo	Av. Washington Luis, 5859	7,613
45	Guarulhos B. Maia	SP	Guarulhos	Av. Salgado Filho, 4000	5,649
46	Guaianazes	SP	São Paulo	Estrada Itaquera Guaianazes, 2671	6,743
47	R. Preto P. Vargas	SP	Ribeirão Preto	Av. Presidente Vargas, 1671	6,026
48	Campinas Abolição	SP	Campinas	R. Abolicao, 2013	8,477
49	Anhanguera	SP	São Paulo	R. Samuel Klabin, 193	9,122
50	Penha	SP	São Paulo	Av. São Miguel, 962/1006	7,443

	Store	FU	City	Address	Sales Area (‘000 sq. m.)
51	Mooca	SP	São Paulo	R. Javari, 403	6,187
52	Caraguá Serramar	SP	Caraguatatuba	Av. José Herculano, 1086	5,606
53	Santos	SP	Santos	Av. Ana Costa, 318/340	8,293
54	Sorocaba	SP	Sorocaba	R. Maria Cinto de Biaggi, 164	7,425
55	Itatiba	SP	Itatiba	Av. Luis Emanuel Bianchi, 120	4,430
56	Araraquara	SP	Araraquara	R. Jose Bonifacio, 483	5,110
57	João Dias	SP	São Paulo	Av. Guido Caloi, 25	7,975
58	São Caetano	SP	São Caetano do Sul	Rua Sen. Vergueiro, 428/498	9,146
59	Campinas Amoreira	SP	Campinas	Av. Ruy Rodrigues, 1400	6,255
60	Palmas	TO	Palmas	Quadra 402 Sul, Avenida Ns 2 S/N	6,012
TOTAL SALES AREA					389,586

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.